UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(AMENDMENT 1)

Farmer Bros. Co.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Roy E. Farmer
c/o Farmer Bros. Co.
20333 S. Normandie Drive
Torrance, CA 90502
310-787-5241
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2004
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(Date of Event which Requires Filing of this Statement)








SCHEDULE 13D

CUSIP NO. 307675108

1.   NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Roy E. Farmer

95-0725980
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

 00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) N/A      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware


NUMBER OF       7       SOLE VOTING POWER
SHARES                   631,067
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 None
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   631,067
WITH

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,067 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.3%

14      TYPE OF REPORTING PERSON
        OO    Trustee of family trusts


Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $1.00 per share, of Farmer Bros. Co., a California corporation ("the Company") having its principal executive offices at 20333 South Normandie Avenue, Torrance, CA 90502.

Item 2.   Identity and Background

Roy E. Farmer
c/o Farmer Bros.Co., 20333 S. Normandie Ave., Torrance, CA 90502
President and CEO of Farmer Bros. Co. (address in 2b above)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Roy E. Farmer is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

On March 16, 2004, Roy E. Farmer succeeded his father, Roy F. Farmer, as sole trustee of trusts for the benefit of family members holding 484,703 Company shares. Previously he was the beneficial owner of 184,684 shares as previously reported in Form 13D filed January 6, 2004. No shares were purchased.

Item 4.   Purpose of Transaction

As described in Item 3, there is no other purpose of the transaction.

Roy E. Farmer currently has no plans that would result in:

a. Except as indicated in the last paragraph of this Item 4, the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. Except as indicated in the last paragraph of this Item 4, any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of the assets of the company or any of its subsidiaries;

d. Except as indicated in the last paragraph of this Item 4, any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Except as indicated in the last paragraph of this Item 4, any other material change in the Company's business or corporate structure;

g. Except as indicated in the last paragraph of this Item 4, any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1934; or

j. Any action similar to any of those enumerated above.

Roy E. Farmer intends to re-evaluate continuously his investment in the Company and may, based on such re-evaluation, determine at a future date to change his current position with respect to any action enumerated above.


Item 5.   Interest in Securities of the Issuer

a. The aggregate number of and percentage of securities which this statement relates to is 631,067 shares, representing 39.89% of the 1,607,508 shares of common stock outstanding.

b.  Sole power to vote and dispose of shares is 631,067 shares

c. On March 16, 2004, Roy E. Farmer succeeded his father, Roy F. Farmer, as sole trustee of trusts for the benefit of family members as described in
Item 3, above.

d.  N/A

e.  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Roy E. Farmer and any other persons with respect to Company stock except the trust agreements under which Roy E. Farmer serves as trustee of various family trusts. Roy E. Farmer has sole voting and investment power over all trust shares.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify at the information set forth in this statement is true, complete and correct.

Date:     March 19, 2004


By:       /s/ Roy E. Farmer

Name:          Roy E. Farmer